MAIL STOP 3561
      November 21, 2005

Rudy Wilson, Chief Executive Officer
Asia Automotive Acquisition Corporation
401 South Old Woodward, Ste. 450
Birmingham, MI 48009

      Re:	Asia Automotive Acquisition Corporation
   Amendment No. 1 to Registration Statement on
   Form S-1
   Filed October 21, 2005
   File No. 333-127755

Dear Mr. Wilson,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Fee Table

1. We note the exercise price for the units underlying the representative unit purchase option have been increased to $10 per share. We also note the increase in the price of the shares of common stock underlying the warrants included in the representative`s units to $6.65. Please revise the registration fee accordingly.

Prospectus Cover Page

2. We note the additional disclosure that the underwriters have agreed to defer a portion of their underwriting fees until a business combination is consummated. Please address in your discussion when any applicable restricted period would end.

Prospectus Summary, page 1

3. On page three, please revise to quantify the total amount of loans currently accruing interest that would be paid with proceeds not held in trust.

Risk Factors, page 7

4. Clearly state the risk to the company and/or investors in the subheading to risk factor eight.

5. We note your response to comment nine of our letter dated September 28, 2005. We note the replacement of the term "equity stake" with the phrase "investment in the common stock of the resulting company." Please revise to elaborate your reference to the
"investment in the common stock." Considering the initial investment was $25,000, please revise to substantiate the implication that the investment`s value will be significantly more than the initial contribution.

6. We note the revision in risk factor 15 that $1,100,000 "will be able to pay the cost of completing a business combination." The revision appears to imply that the funds not held in trust will be enough to pay the cost of consummating a business combination. If that is not the implication you intend to make, please revise accordingly. If it is, please substantiate.

7. Please revise the narrative in risk factor 36 to discuss the risk.

8. Revise the subheading to risk factor 41 to discuss the risk to the company and/or investors.

9. We note your response to comment 19 of our letter dated
September
28, 2005. If there is no possibility that you could acquire or merge with a related entity, please revise the disclosure in the last paragraph of page 42 accordingly.

Use of Proceeds, page 21

10. We note the omission of an amount allocated to working capital in the table. Please revise to include this amount.

11. We note your response to comment 20 of our letter dated
September
28, 2005. Please revise the appropriate sections to elaborate on this experience and provide a cross reference. Does management have experience in acquiring companies in your target industry in Asia? Does management`s experience consist of searching for a target company without having done any research, locating any initial targets or being approached by a target? Were these companies of comparable size to 80 percent of your future net assets?

12. We note your response to comment 22 of our letter dated
September
28, 2005. It would appear that you would owe the loaned amount plus interest. If that is the case, please revise to update the amount of interest you would have to pay.

Management`s Discussion and Analysis, page 26

13. We note your response to comment 25 of our letter dated
September
28, 2005. Please revise to explain how management`s experience substantiates your belief you will not need additional financing following this offering to meet a targets operating business requirements. Has management participated in the acquisition and management of companies valued at 80 percent of your future net assets?

Proposed Business, page 28

14. We note your response to comment 26 of our letter dated
September
28, 2005. Please explain how the underwriter`s advice that this was a reasonable size is consistent with management`s prior experience.
Did management come up with an estimate first that matched the underwriter`s advice? The precise nature of management`s knowledge or estimates is appropriate for investors to understand the investment they are undertaking.

15. Please revise the document to reflect your supplemental response to comment 26 of our letter dated September 28, 2005 that you have "not taken any direct or indirect measures to locate a target business" and that no companies have contacted you.

16. We note your response to comment 27 of our letter dated
September
28, 2005. Please revise to cite the "independent forecasts" that lead to your belief that there is a favorable environment for making acquisitions. Also, please provide the source for the information on page 28, such as that "vehicle production in Asia will increase five fold by 2011 and begin to approach the levels of North American and
European markets."

17. We note your response to comment 29 of our letter dated
September
28, 2005 and reissue the comment. Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. We note that you may pay professionals if you engage them. Does this imply that you will not pay any solicited or unsolicited nonprofessionals? If so, please discuss your basis for believing such persons would introduce you to targets without expecting compensation, whether monetary or otherwise. If not, please discuss how you would determine any finder`s fees.

18. We note that you are seeking small and medium size supplier firms with annual revenues from $25 to 50 million. Please discuss any research you have undertaken to determine this amount. State the estimated number of companies that fall within this range.

19. We note the additional disclosure that the relationship of employees to revenue is $20,000 - $40,000 per employee. First, please provide the basis for this disclosure. Second, please revise to discuss how you determine which number to use between $20,000 and
$40,000 when estimating potential targets` revenues.

20. We note your supplemental response to comments 33 and 34 of our letter dated September 28, 2005 that existing shareholders have agreed to vote any shares held by them, including shares owned prior to this offering, shares acquired in this offering and in the aftermarket, in accordance with the majority of the shares of common stock voted by the public stockholders in connection with a potential business combination. The disclosure currently indicates that this applies only to the shares owned immediately prior to the offering.
See disclosure on page 31. Please revise the prospectus accordingly.

21. We note your response to comment 35 of our letter dated
September
28, 2005. As requested above in several comments. Please revise to discuss management`s specific experience that is relevant to any beliefs disclosed.

Management, page 38

22. Discuss the business of Asia Development Capital LLC. Also, please name the automotive business consulting and investment management firm where Mr. Herren was executive director of marketing and sales from 1999 to 2002. Discuss Mr. Herren`s associations with
General Motors and its subsidiary Delphi from 1968 to 2002.

23. Please discuss the business experience for Dr. David Brophy for the past five years. Please provide the beginning and ending dates of employment.

24. Remove the reference to the $300 million investment portfolio for
Coastal Power.

25. Disclose Mr. Bansal`s role at Asia Development Capital LLC.

26. Disclose Mr. Runkle`s business experience from June 2005 to the present, Mr. Gandhi`s business experience from 2002 to the present and Mr. Hamdan`s business experience from July 2004 to the present.

27. Disclose the time period during which Mr. Sirikupphokakorn has been employed as general manager of Prodrive Automotive
Technology.

28. Clarify the number of shares that will be provided to the advisors from Asia Development Capital LLC.

29. We note your response to comment 37 of our letter dated
September
28, 2005. It would appear from your response that the special advisors do have any fiduciary obligations towards investors in this company. If that was your intended response to our prior comment, please revise the disclosure in this section to reflect so and explain the implication of the special advisors not being fiduciaries.

Conflicts of Interest, page 41

30. Please revise the sixth bullet item to explain the reason why management would view a target company in a favorable light.

Principal Stockholders, page 43

31. Please update the disclosure in this section. Currently the information is as of August 22, 2005.

32. Dr. Brophy and Mr. Runkle should be included in the beneficial ownership table. The nature of ownership should be included in a footnote.

33. We note your response to comment 41 of our letter dated
September
28, 2005 and reissue the comment. The agreement to purchase the warrants appears to be a bid or inducement during the restricted period. Please refer to the Division of Market Regulation`s letter to Key Hospitality (October 12, 2005). Please explain the warrant purchase agreements fall within Rule 10b5-1.

34. We note your response to comment 43 of our letter dated
September
28, 2005. You state that the purchases are mandatory so long as the prices do not exceed $1.40. Exhibit 10.10 states that Rodman or some other broker will execute the purchases at their sole discretion and depending on market conditions. It then appears that Rodman or some other broker could chose not to make execute those purchases on behalf of the undersigned parties even if the price is less than $1.40. If so, please revise to reflect the nature of the warrant purchase agreement in this document.

We also note your response to comment 61 of our letter dated September 28, 2005. The language you cite to immediately following the sentence discussing Chardan Capital Markets and Rodman`s purchases for themselves, as such it is not clear the timing disclosure is applicable to the purchases subject to exhibit 10.10.

35. We note your response to comment 44 of our letter dated
September
28, 2005. Please explain the purpose of having a designee that will be able to attend all board meetings and receive non-public communications of the company and how this complies with Rule 10b5-1.
Even though you will have safe guards, please revise to clarify there that you will be able to place a designee in board meetings.

36. We note your response to comment 45 of our letter dated
September
28, 2005. We do not understand why the confidence of persons or entities who are not participating in your business plan is relevant and requires demonstration.

Financial Statements

Note 5 - Commitments and Related Party Transactions, page F-8

37. We note your response to prior comment 56 and have the following additional comments regarding the UPO:
* Please clarify your disclosure regarding the timing of the issuance of the UPO, including whether the issuance of the UPO is dependent on, or in any way related to, the effectiveness of the registration statement. Your current disclosure, which states that the Company has agreed to sell the purchase option to the underwriter, does not address the timing of the issuance, or whether the UPO will be issued if the proposed offering is not consummated.
* We note your disclosure of an expected life of four years, while the UPO has a five year contractual life. In general, we believe that equity instruments issued to non-employees should be valued using the full contractual life as the expected life assumption. Please revise your disclosure accordingly, or explain in more detail your basis for using a shorter expected life. We note that you are a recently formed registrant and as such, presumably would not have relevant experience issuing similar instruments to the underwriter that may support a shorter expected life assumption.
* The disclosed valuation of $944,540 appears to be inconsistent with the valuation assumptions in your disclosure. Please revise the disclosure accordingly, or provide us with your calculation of the amount.
* Please revise your disclosures on pages 27, 48, and 52 to clarify whether the exercise price of the UPO warrants is equal to 133% or 125% of the exercise price of the warrants included in the units sold in the offering.

38. We note your disclosure on page 6 that the underwriters have agreed to defer a portion of their underwriting fees until the consummation of a business combination. Please revise your disclosure in Note 5 to include this provision. Also, please tell us whether you will have any liability to the underwriter for the deferred fees in the event that the business combination is not consummated. If so, please revise your disclosure to include this commitment.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Paul Kavanaugh
	Fax #  248-645-2690

Rudy Wilson, Chief Executive Officer
Asia Automotive Acquisition Corporation
November 21, 2005
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